UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Acorn International, Inc.

(Name of Issuer)

Ordinary Shares*

American Depositary Shares

(Title of Class of Securities)

004854105**

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing 3 ordinary shares.

**	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004854105	SCHEDULE 13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert W. Roche
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 10,518,571 ordinary shares[1]
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 14,004,344 ordinary shares[2]
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,004,344 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%[3]
12	TYPE OF REPORTING PERSON* IN

[1]

Includes (i) 9,039,821 ordinary shares; (ii) 472,500 American Depositary shares, each representing 3 ordinary shares, held by Acorn Composite Corporation, of which Mr. Robert W. Roche is the sole owner; and (iii) 61,250 ordinary shares issueable upon the exercise of stock appreciation rights, or SARs, held by Mr. Roche. Mr. Roche has assigned his voting rights attaching to 25% of the aggregate number of ordinary shares beneficially owned by Acorn Composite Corporation to Mr. James Yujun Hu, the chairman and chief executive officer of the Issuer.

[2]

Includes (i) 12,053,094 ordinary shares; (ii) 630,000 American Depositary shares, each representing 3 ordinary shares, held by Acorn Composite Corporation; and (iii) 61,250 ordinary shares issueable upon exercise of SARs.

[3]	Based on 90,819,790 total shares, which includes (i) 90,758,540 outstanding ordinary shares as of December 31, 2007; and (ii) 61,250 ordinary shares issuable pursuant to SARs held by Mr. Roche.

CUSIP No. 004854105	SCHEDULE 13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acorn Composite Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 10,457,321[4]
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 13,943,094[5]
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,943,094
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%[6]
12	TYPE OF REPORTING PERSON* CO

[4]

Includes (i) 9,039,821 ordinary shares; and (ii) 472,500 American Depositary shares, each representing 3 ordinary shares. As the sole owner of Acorn Composite Corporation, Mr. Roche has assigned his voting rights attaching to 25% of the aggregate number of ordinary shares beneficially owned by Acorn Composite Corporation to Mr. James Yujun Hu, the chairman and chief executive officer.

[5]	Includes (i) 12,053,094 ordinary shares; and (ii) 630,000 American Depositary shares, each representing 3 ordinary shares.
[6]	Based on 90,758,540 outstanding ordinary shares as of December 31, 2007.

CUSIP No. 004854105	SCHEDULE 13G	Page 4 of 7 Pages

Item 1(a)	Name of Issuer:

Acorn International, Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

12F, Xinyin Building, 888 Yishan Road, Shanghai 200233, People’s Republic of China

Item 2(a)	Name of Person Filing:

Robert W. Roche
Acorn Composite Corporation

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

Robert W. Roche
c/o Acorn International Inc.
12F, Xinyin Building, 888 Yishan Road
Shanghai 200233
People’s Republic of China

Acorn Composite Corporation
350 S. Centre Street, Suite 500
Reno, NV 89501
USA

Item 2(c)	Citizenship

Robert W. Roche - United States of America

Acorn Composite Corporation - Nevada

Item 2(d)	Title of Class of Securities:

Ordinary shares, par value US$0.01

American Depositary Shares

Item 2(e)	CUSIP Number:

004854105

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 004854105	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Robert W. Roche	14,004,344 ordinary shares	15.4%[7]	10,518,571 ordinary shares	0	14,004,344 ordinary shares	0
Acorn Composite Corporation	13,943,094 ordinary shares	15.4%[8]	10,457,321 ordinary shares	0	13,943,094 ordinary shares	0

Mr. Roche is the sole owner of Acorn Composite Corporation. Accordingly, Mr. Roche may be deemed to beneficially own all of the shares held by Acorn Composite Corporation.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

[7]	Based on 90,819,790 total shares, which includes (i) 90,758,540 outstanding ordinary shares as of December 31, 2007; and (ii) 61,250 ordinary shares issuable pursuant to SARs held by Mr. Roche.
[8]	Based on 90,758,540 outstanding ordinary shares as of December 31, 2007.

CUSIP No. 004854105	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: January 30, 2008

Robert W. Roche

/s/ Robert W. Roche

Acorn Composite Corporation

By:	/s/ Robert W. Roche
Name:	Robert W. Roche
Title:	Director

CUSIP No. 004854105	SCHEDULE 13G	Page 7 of 7 Pages

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement